Exhibit 99.5

I hereby agree to serve on the Board of Directors of Natural Order Acquisition Corp. (the “Company”) immediately following the closing of the Company’s initial public offering (“IPO”).

I hereby agree to be named as a director nominee of the Company on any filings, including registration statements and amendments thereto, made by the Company to the Securities and Exchange Commission in connection with the IPO.

/s/ Jaspaul Singh
Jaspaul Singh